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                                                                      EXHIBIT 99

[LOGO]

June   , 1998
Dear Potential Investor:

     At the request of Washington Banking Company (the "Company"), Oak Harbor, WA, we are enclosing a preliminary prospectus covering the Company's proposed offering of common stock. Please read it carefully.

     The offering will be underwritten, on a firm commitment basis, by Ryan, Beck & Co. We will be taking indications of interest until the week of June 22nd, when the offering is expected to commence. However, the earlier we receive your indication, the greater the likelihood that we will be able to accommodate your wishes.

     In addition, we will be hosting a Community Informational Meeting at 7:00 p.m. on Thursday, June 11, 1998. There will be a presentation related to the offering and the Company, with a Question and Answer period immediately following. The meeting will be held at The Best Western, Harbor Plaza, 33175 State Route 20, Oak Harbor, Washington.

     If you have any questions, or want to learn more about how to register your indication of interest for shares, please call 1-800-342-2325 and ask for Bob Lewit at extension 5822, Mitch Krause at extension 5813, Scott Orzillo at extension 5833 or Craig Tackett at extension 5857, as soon as possible.

Thank you for your interest.

Sincerely,

[LOGO]

     A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.